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                   SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT


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                              BULLETIN No. 15/ 2004

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                                                                DATE: 01/21/2004

         At the closing of the period January-December of 2003, Petroleos Mexicanos obtained historically high figures in the production of crude oil as a result of increased efforts performed in exploration and development and optimization of the producing fields currently active.

         Crude oil production from onshore and offshore fields averaged three million 371 thousand barrels per day in the varieties of Maya, Istmo and Olmeca crude oils during the twelve months of the year 2003. The volume was 5.7 per cent greater than that obtained in the year 2002 and 10.6 per cent higher than the extracted product at the beginning of the present administration.

         During the last month of December, PEMEX reached a historic record of three million 455 thousand barrels per day of crude oil, almost 13 per cent more than the production registered in the year 2000. It is worth mentioning that in August, Pemex had reached a maximum figure of three million 426 thousand barrels per day.

         In the last month of 2003, the marine regions of the Sound of Campeche obtained a historic level producing two million 904 thousand barrels per day of crude oil, which represented 84 per cent of the total production, while onshore fields of the southern and northern regions of the country contributed with 474 thousand and 77 thousand barrels per day, respectively.

         Based on the Monthly Report on Production and Commercialization of Hydrocarbons of Petroleos Mexicanos, during the year 2003, Pemex obtained greater volumes of Maya type crude oil, averaging two million 511 thousand barrels per day in December of last year, as a consequence of the optimization of the fields of the Cantarell Complex in the Sound of Campeche.

         PEMEX maintained daily production of Istmo light crude oil averaging 512 thousand barrels and of Olmeca extra light crude oil averaging 439 thousand barrels in December of last year.

         Regarding the production of natural gas, PEMEX reversed in the year 2003 a decreasing trend that had been detected since 1998.

         In this way, at the end of the year 2003, PEMEX extracted an average volume of four thousand 498 million cubic feet per day of natural gas. This figure was 1.6 per cent higher than that registered in 2002.

         The increase registered in such period came from a greater extraction of non-associated gas, changing from one thousand 305 millions in 2002, to an average of one thousand 379 million cubic feet per day during last year.

         The southern region contributed with a volume of one thousand 630 million cubic feet per day, which accounted for 36.2 per cent of the total production of natural gas, followed by the marine regions of the Sound of Campeche, which yielded one thousand 522 million cubic feet per day, representing 33.8 per cent, while the Northern region produced one thousand 347 million cubic feet per day, which represented the remaining 30 per cent.

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